THE 787 FUND, INC.

1290 Avenue of the Americas

New York, New York 10104

February 26, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

The 787 Fund, Inc. – Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-141582 and 811-22041)

Dear Sir or Madam:

The 787 Fund, Inc. (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on December 21, 2007 (Accession No. 0001193125-07-270129).  The Post-Effective Amendment was filed in connection with proposed changes in the Company’s investment manager and Board of Directors.  Due to the timing of the necessary shareholder approvals related to such changes, the Company requests the withdrawal of the Post-Effective Amendment.  The Company confirms that no securities were sold in connection with the proposed offering pursuant to the Post-Effective Amendment.  The Company anticipates filing a Post-Effective Amendment in connection with the proposed changes in early March 2008.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 314-5239 or Mark C. Amorosi of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Company, at (202) 778-9351.

Sincerely,

THE 787 FUND, INC.

By:

/s/ Patricia Louie

Patricia Louie

Vice President and Secretary